NEWS RELEASE

International Game Technology PLC Appoints Fabio Celadon as Executive Vice President, Strategy and Corporate Development

LONDON, U.K. – Feb. 3, 2020 – International Game Technology PLC (“IGT”) (NYSE: IGT) today announced that Fabio Celadon will take a new role as Executive Vice President, Strategy and Corporate Development for IGT, effective February 1, 2020. Fabio will continue to report directly to IGT CEO Marco Sala as a member of the Company's senior leadership team.

As EVP, Strategy and Corporate Development, Fabio will be responsible for IGT’s Strategy, Mergers and Acquisitions and Competitive Intelligence functions. Under Fabio’s leadership, his group will monitor industry and competitive trends in IGT’s core and adjacent markets; develop IGT’s portfolio strategy; identify key portfolio initiatives and support the business unit CEOs in the identification and execution of their business unit strategic initiatives; execute the Group’s M&A strategy (mergers, acquisitions, JVs and divestitures), managing deal evaluation, structuring and negotiation, and coordinating internal cross-functional teams as well as external advisors. Reporting to Fabio will be the leaders of three functional areas: Strategy, Mergers and Acquisitions and Competitive Intelligence.

“Fabio Celadon is an important member of the senior leadership team at IGT,” said Marco Sala, IGT CEO. “I look forward to his continued contributions in this new role.”

Fabio brings more than 17 years of global gaming experience working in various senior management capacities at IGT and its legacy companies. Since taking the role of CFO of Lottomatica S.p.A. in 2002, he has gained global strategic and operational experience from roles spanning Strategy and Corporate Development, Operations and Business Development for IGT in Europe, North America and Asia prior to his most recent role as SVP, Gaming Portfolio.

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About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than

100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has more than 12,000 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2018 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business.  Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

IGT contacts:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

© 2020 IGT

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